                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)

                                    Dice Inc.
                                    ---------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    25301P107
                                    ---------
                                 (CUSIP Number)

                                 April 18, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP No.  25301P107                  13G                 Page  2  of  10  Pages
           ---------                                           ---    ---
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TCS Capital Management, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       787,285
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   787,285
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       787,285
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  25301P107                  13G                 Page  3  of  10  Pages
           ---------                                           ---    ---
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TCS Capital GP, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       316,315
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   316,315
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       316,315
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       2.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  25301P107                  13G                 Page  4  of  10  Pages
           ---------                                           ---    ---
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eric Semler
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       1,103,600
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   1,103,600
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,103,600
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.1%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") amends, supplements and restates the Amendment No. 1 to Schedule 13G which was filed on February 13, 2002 with respect to the Common Stock (as defined in Item 2(d) below) of Dice Inc. (the "Amendment No. 1"").

Item 1(a):             Name of Issuer:
---------              --------------

     The name of the issuer is Dice Inc. (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at 3 Park Avenue, New York, New York 10016.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Amendment No. 2 with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by Mr. Eric Semler ("Mr. Semler"), TCS Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), and TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner" and, together with the Investment Manager and Mr. Semler, the "Reporting Persons"), The shares of Common Stock reported herein are held directly by TCS Capital, L.P., a Delaware limited partnership ("TCS I") (114,159 shares), TCS Capital II, L.P., a Delaware limited partnership ("TCS II") (163,303 shares), TCS Capital III, L.P., a Delaware limited partnership (together with TCS I and TCS II, the "Domestic Partnerships") (38,853 shares), TCS Capital International, Ltd., a Cayman Islands exempted limited company ("TCS International I") (352,354 shares), TCS Capital International III, Ltd., a Cayman Islands exempted limited company ("TCS International III") (150,330 shares) and The Semler Fund Limited, a Bermuda corporation (together with TCS International I and TCS International III, the "International Companies") (284,601 shares). The General Partner is the general partner of each of the Domestic Partnerships, has investment discretion over securities held by each of the Domestic Partnerships and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Domestic Partnerships. The Investment Manager is the investment manager to the International Companies, has investment discretion over securities held by each of the International Companies and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the International Companies. Mr. Semler is the managing member of the General Partner and of the Investment Manager, and by virtue of such positions may be deemed to have beneficial ownership of the Common Stock held by the Domestic Partnerships and the International Companies. The Investment Manager, the General Partner and Mr. Semler may be deemed to form a group which beneficially owns the Common Stock reported herein.

Item 2(b):             Address of Principal Business Office or, if None,
---------              --------------------------------------------------
                       Residence:
                       ---------

     The address of the principal business office of each of the Reporting Persons is 350 Park Avenue, 4th Floor, New York, New York 10022.

Item 2(c):             Citizenship:
---------              -----------

     The Investment Manager and the General Partner are organized under the laws of the State of Delaware. Mr. Semler is a citizen of the United States of America.

Item 2(d):             Title of Class of Securities:
----------             ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     25301P107

Item 3:                If this statement is filed pursuant to Rules 13d-1(b)
------                 -----------------------------------------------------
                       or 13d-2(b) or (c), check whether the person filing is a:
                       ---------------------------------------------------------

     (a) [ ] Broker or dealer registered under Section 15 of the Act,
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
             (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 10,956,223 shares of Common Stock issued and outstanding as of March 7, 2002, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. This Amendment No. 2 is being filed to report the change in ownership of Common Stock from the amounts reported in the Amendment No. 1.

     A. The Investment Manager.
        ----------------------

          The Investment Manager may be deemed to share beneficial ownership over its holdings with Mr. Semler. The Investment Manager's holdings are as follows:
          (a)  Amount beneficially owned: 787,285
          (b)  Percent of class: 7.2%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 787,285
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 787,285

     B. The General Partner.
        -------------------
          The General Partner may be deemed to share beneficial ownership over its holdings with Mr. Semler. The General Partner's holdings are as follows:
          (a)  Amount beneficially owned: 316,315
          (b)  Percent of class: 2.9%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 316,315
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 316,315

     C. Mr. Semler.
        ----------
          Mr. Semler may be deemed to share beneficial ownership over his holdings with the Investment Manager and the General Partner. Mr. Semler's holdings are as follows:
          (a)  Amount beneficially owned: 1,103,600
          (b)  Percent of class: 10.1%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 1,103,600
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition:
                     1,103,600

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                Ownership of More than Five Percent on Behalf of Another
------                 --------------------------------------------------------
                       Person:
                       ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 2.

Item 7:                Identification and Classification of the Subsidiary Which
------                 ---------------------------------------------------------
                       Acquired the Security Being Reported on by the Parent
                       -----------------------------------------------------
                       Holding Company:
                       ---------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
------                 ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002


                                        TCS CAPITAL MANAGEMENT, LLC


                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title: Managing Member


                                        TCS CAPITAL GP, LLC


                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title: Managing Member


                                        /s/ Eric Semler
                                        ----------------------------------------
                                             Eric Semler






                               [SIGNATURE PAGE TO
           AMENDMENT NO. 2 TO SCHEDULE 13G WITH RESPECT TO DICE INC.]

                                      EXHIBIT INDEX

Exhibit 1:        Joint Filing Agreement (incorporated by reference to
                  Exhibit 1 to the Amendment No. 1 to Schedule 13G filed by the Reporting Persons with respect to the Common Stock of the Company on February 13, 2002).